UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 22, 2020

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida 26-2601508

(State or other jurisdiction of (I.R.S. Employer

incorporation or organization) Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4 (a)	Changes in Issuer’s Certifying Accountant

As of June 22, 2020, Acquavella, Chiarelli, Shuster, LLP (“ACS”) was dismissed from its role as the Company’s independent accountant. This dismissal was approved by the General Partner of the Company, Preferred Income Manager, LLC (“General Partner”).

ACS was dismissed because it completed the re-audit of the 2018 financial statements as an independent accountant for this re-audit.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner Bridgewell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager LLC

General Partner

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